Exhibit 21.1

SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Aushon Biosystems, Inc.	Delaware
Quanterix Security Corporation	Massachusetts
Quanterix Netherlands B.V.	The Netherlands
UmanDiagnostics AB	Sweden